AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT ADDING A LUMP SUM PAYMENT OPTION TO YOUR CONTRACT

This Endorsement is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. In this Endorsement, “we”, “our” and ‘‘us’’ mean AXA Equitable Life Insurance Company and “you” and “your” mean the Owner. Capitalized terms in this Endorsement have the meaning given in the Contract. The term “Contract” as used in this Endorsement applies either to a Contract or Certificate.

This Endorsement is effective immediately.

Your Contract was issued with a Guaranteed Minimum Income Benefit (“GMIB”) Rider which provides a right to convert the benefit thereunder to a Guaranteed Withdrawal Benefit for Life (GWBL). Your GMIB Rider also includes a No Lapse Guarantee providing for annual lifetime payments upon your Annuity Account Value (“AAV”) falling to zero under certain circumstances as described in your GMIB Rider.

So long as your No Lapse Guarantee has not terminated as set forth in your GMIB Rider, this Endorsement provides you with a Lump Sum Payment Option (“LSPO”) on the Transaction Date that the AAV falls to zero as described in your GMIB Rider. If you have met the requirements to convert the benefit under your GMIB Rider to a GWBL and the AAV under your Contract falls to zero after the GWBL Conversion Effective Date as defined in your GMIB Rider, you will also be provided with the LSPO; however, the date on which you are provided with the LSPO is termed the “Benefit Transaction Date.” If you accept this LSPO, you agree to forego the annual payments as provided under the No Lapse Guarantee in your GMIB Rider and instead agree to a single lump sum payment, the amount of which will be determined as of the Transaction Date that the AAV falls to zero as described in your GMIB Rider or the Benefit Transaction Date, as applicable, and paid on the “LSPO Payment Transaction Date.” The LSPO Payment Transaction Date is the Business Day on which we receive your completed and signed acceptance of our LSPO. If you accept this LSPO, your GMIB/GWBL Rider and any applicable guaranteed minimum death benefit(s) under the Contract will terminate and you also agree to surrender your Contract.

You will have [30] days from the Transaction Date that the AAV falls to zero as described in your GMIB Rider or the Benefit Transaction Date, as applicable, to provide us with a LSPO election, in good order, in order to accept the LSPO and surrender your Contract.

The charge under the Rider(s) will be waived in the Contract Year in which the LSPO Payment Transaction Date occurs. All other Contract charges will remain unchanged. Any applicable Withdrawal Charges and Administrative Charges on the LSPO Payment Transaction Date will reduce the LSPO amount.

We may discontinue the availability of this LSPO upon [45] days advance written notice to you.

2014GMIB-W-LS-G

AXA EQUITABLE LIFE INSURANCE COMPANY

Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer ]	Secretary and Associate General Counsel ]

2014GMIB-W-LS-G